                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended December 31, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

     Commission file number 1-2299

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Supplemental Defined Contribution Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------

                                                                                    Page No.
                                                                                (in this Report)
                                                                                ----------------
         (a)      Financial Statements
                  --------------------

                  Independent Auditors' Report                                            5

                  Statements of Net Assets Available
                           for Benefits --
                           December 31, 2003 and 2002                                     6
                  Statement of Changes in Net Assets
                           Available for Benefits --
                           Years Ended December 31,
                           2003, 2002 and 2001                                            7
                  Notes to Financial Statements --
                           Years Ended December 31,
                           2003, 2002 and 2001                                          8 - 11


         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                                          12


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                             APPLIED INDUSTRIAL TECHNOLOGIES,
                             INC. SUPPLEMENTAL DEFINED
                             CONTRIBUTION PLAN

                             By: Applied Industrial Technologies, Inc., as Plan Administrator

                                      By:      /s/ Michael L. Coticchia
                                               --------------------------
                                                        Signature

                                                    Michael L. Coticchia
                                               --------------------------
                                                       Printed Name

                                                       Vice President
                                               --------------------------
                                                          Title

Date:     March 26, 2004

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN




Financial Statements
As of December 31, 2003 and 2002 and
For each of the three Years in the period Ended
December 31, 2003, And
Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN


TABLE OF CONTENTS
----------------------------------------------------------------


                                                                      PAGE


INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2003 and 2002                                   2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2003, 2002 and 2001               3

   Notes to Financial Statements                                      4 - 7

INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

March 5, 2004

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 and 2002
------------------------------------------------------------------------------

                                                  2003            2002
ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                           $  255,164      $  230,895
    Mutual funds                                4,907,116       3,863,370
    Common/collective fixed income funds          566,537         372,060
                                               ----------      ----------
         Total investments                      5,728,817       4,466,325


                                               ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS              $5,728,817      $4,466,325
                                               ==========      ==========

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
------------------------------------------------------------------------------

                                                                             2003             2002              2001
ADDITIONS:
  Participant Contributions                                              $   575,667      $   366,053       $   507,201

  Investment income:
    Dividends:
     Common stock                                                              5,325            6,328            12,244
     Mutual funds                                                             80,075          117,465           124,024
     Common/collective fixed income funds                                      1,991                1                10
                                                                         -----------      -----------       -----------
       Total dividends                                                        87,391          123,794           136,278

    Net appreciation/(depreciation) in market value of investments:
     Common stock                                                             50,729            1,573          (186,675)
     Mutual funds                                                            932,417         (753,297)         (428,672)
     Common/collective fixed income funds                                        468             --              (3,123)
                                                                         -----------      -----------       -----------
       Total net appreciation/(depreciation) in
       market value of investments                                           983,614         (751,724)         (618,470)
                                                                         -----------      -----------       -----------
Total investment income/(loss)                                             1,071,005         (627,930)         (482,192)
                                                                         -----------      -----------       -----------
      Total additions/(deductions)                                         1,646,672         (261,877)           25,009

DEDUCTIONS:
  Distributions to participants                                              357,810          319,241           346,271
  Administrative expenses                                                     26,370           19,362            14,911
                                                                         -----------      -----------       -----------
      Total deductions                                                       384,180          338,603           361,182
                                                                         -----------      -----------       -----------
INCREASE/(DECREASE) IN NET ASSETS
  FOR THE YEAR                                                             1,262,492         (600,480)         (336,173)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                        4,466,325        5,066,805         5,402,978

NET ASSETS AVAILABLE FOR BENEFITS,
                                                                         -----------      -----------       -----------
  END OF YEAR                                                            $ 5,728,817      $ 4,466,325       $ 5,066,805
                                                                         ===========      ===========       ===========


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non-qualified plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan's trust, establishing investment objectives, authorizing disbursements from the trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are administered by American Express Trust Company acting as Trustee. The Trustee is responsible for the custody of assets.

         Effective March 1, 2003, American Express Trust Company and American Express Retirement Services, is the new trustee and record keeper, respectively, for the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan. The transfer of the assets from Key Trust Co. of Ohio, N.A. to American Express Trust Company took place on March 3, 2003. There was a "blackout period" from March 3, 2003 to April 1, 2003 during which time participants were unable to exercise their rights related to the Plan.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with that participant's contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Retirement Savings Plan") are limited.

         There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. The company makes Supplemental Matching Contributions equal to the amount that matching contributions under the Retirement Savings Plan are limited each year due to Sections 401(k) and 401(m) of the Internal Revenue Code.

         Supplemental Matching Contributions are segregated in the Matching Contributions Account and are invested in the Company Stock Fund. Non-participant directed investments included in the Company Stock Fund were $ 33,073 and $ 26,790 at December 31, 2003 and 2002, respectively. During the years ended December 31, 2003, 2002 and 2001, there were no Supplemental Matching Contributions made to the plan.


         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their contributions in 1% increments in the American Fundamental Investors Fund, EuroPacific Growth Fund, Pimco Total Return Fund, AXP S&P 500 Index Fund, AXP Cash Management Fund, Calamos Growth Fund, Harbor Capital Appreciation, Vanguard Growth Index Fund, Wilshire Large Company Growth Portfolio, Alliance Growth and Income Fund, T Rowe Price Mid-Cap Growth Fund, Vanguard Asset Allocation Fund, Franklin Small-Cap Growth Fund, Royce Total Return Fund, or the Lord Abbett Mid-Cap Value Fund. Participants may change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all participant contributions and earnings thereon. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

         Forfeitures of non-vested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 2003, 2002 or 2001.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Supplemental Matching Employer Contributions made on their behalf.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

         USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Company common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at fair values using year-end closing price for each of the funds or quoted market prices.

         RISK AND UNCERTAINTIES - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

         BENEFITS PAYABLE - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

         INCOME TAXES - The Plan is not qualified under Section 401(a) of the Internal Revenue Code. Applied Industrial Technologies, Inc. is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

3.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 2003 and 2002, respectively, were as follows:

                             Description of                             2003             2002
                               Investment
            Applied Industrial Technologies, Inc. Common Stock      $  255,164      $  230,895

            American Fundamental Investors Fund                        320,412         246,819

            Franklin Small-Cap Growth Fund                             346,307         223,412

            Growth Fund Portfolio                                      511,404         430,219

            Financial Reserves Fund                                       --           372,060

            EuroPacific Growth Fund                                    922,728         754,252

            T Rowe Price Mid-Cap Growth Fund                           936,376         627,928

            Royce Total Return Fund                                       --           224,613

            Pimco Total Return Fund                                    996,872       1,036,816

            AXP Cash Management Fund                                   566,537            --

                                   **********

                                                                  EXHIBIT 23



                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 033-65509 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated March 5, 2004, relating to the financial statements of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan for the year ended December 31, 2003.


/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 25, 2004